

August 21, 2009

<u>Via U.S. Mail and Fax (416) 203-0099</u>
Mr. Hemdat Sawh
Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4

      Re: Crystallex International Corporation
              Form 40-F for the Fiscal Year Ended December 31, 2007
              Filed April 1, 2008

              Form 40-F for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009

              File No. 1-14620

Dear Mr. Sawh:

      We have reviewed your response letter dated July 28, 2009, along with the filings referenced above, and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Mr. Hemdat Sawh
Crystallex International Corporation
August 21, 2009
Page 2

Form 40-F for the fiscal year ended December 31, 2008

Note 7 – Share capital, options

1. We have reviewed your response to comment 1 in our letter dated June 24, 2009, and reissue the comment. We do not agree with your conclusion that equity classification is appropriate for your options granted to employees in the United States and Venezuela as this conclusion is not consistent with the provisions of paragraph 33, footnote 19, and paragraph B129 of SFAS 123(R). In this respect, paragraph 33 of SFAS 123(R) requires that options denominated in a currency other than your functional currency that do not meet either of the exceptions in footnote 19 should be classified and accounted for as liabilities from their issue dates. Since the fair value of the options that you have issued with exercise prices denominated in Canadian dollars are indexed to changes in the Canadian Dollar versus your US Dollar functional currency in addition to changes in your share price wherever traded, and the options do not meet either of the exceptions in footnote 19, your options are indexed to a factor that is not a market, performance or service condition. Please restate your financial statements to account for the stock options granted to directors and employees in the United States and Venezuela as liabilities for purposes of U.S. GAAP.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief